EXHIBIT 99.2

Condensed Consolidated Interim Financial Statements of

BRIGUS GOLD CORP.

At and for the three and nine months ended September 30, 2011 and 2010

(unaudited)

BRIGUS GOLD CORP.
Table of Contents
September 30, 2011

Page

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)	2

Condensed Consolidated Interim Statements of Shareholders’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5-27

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Financial Position
(unaudited)

Thousands of US dollars	September 30 2011	December 31 2010
Assets
Current assets
Cash	$16,787	$6,425
Restricted cash (Note 5)	2,559	16,379
Accounts receivable and other	2,436	3,379
Prepaids	1,213	828
Inventories (Note 6)	6,428	9,763
Investments (Note 7)	3,440	3,440
Assets held for sale (Note 9)	4,939	-
Total current assets	37,802	40,214
Long-term inventories (Note 6)	2,943	3,338
Long-term investments (Note 7)	-	1,036
Property, plant and equipment (Note 8)	277,171	241,412
Restricted certificates of deposit (Note 5)	19,334	18,028
Total assets	$337,250	$304,028
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$15,249	$15,752
Accrued liabilities	3,705	5,334
Deferred revenue (Note 12)	7,112	6,180
Current portion of long-term debt (Note 10)	8,390	29,525
Total current liabilities	34,456	56,791
Accrued long-term liabilities	404	3,901
Derivative instrument (Note 10)	9,582	-
Deferred revenue (Note 12)	46,667	50,120
Long-term debt (Note 10)	46,380	15,879
Equity-linked financial instruments (Note 13)	7,978	17,503
Accrued site closure costs (Note 11)	6,504	5,307
Deferred tax liability	9,372	10,320
Total liabilities	161,343	159,821
Shareholders’ Equity
Common stock (Note 13)	365,507	349,725
Additional paid-in capital	51,742	49,115
Warrants	13,733	13,733
Accumulated deficit	(255,075)	(268,366)
Total shareholders’ equity	175,907	144,207
Total liabilities and shareholders’ equity	$337,250	$304,028

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors

“David W. Peat”	“Wade. K. Dawe”

Director	Director

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
Thousands of US dollars (except earnings per share)	2011	2010	2011	2010

Revenue from the sale of gold	$19,282	$23,679	$50,748	$63,468

Operating expenses
Direct operating costs	9,494	7,386	31,078	25,998
Depreciation and amortization	4,511	3,509	11,928	9,821
Corporate administration	2,413	3,239	10,666	9,257
	16,418	14,134	53,672	45,076
Income (loss) from operations	2,864	9,545	(2,924)	18,392
Other income (expenses)
Interest income (Note 7)	76	82	1,248	195
Finance costs (Note 15)	(945)	(2,099)	(4,926)	(8,472)
Loss on modification of debentures	-	-	-	(513)
Acquisition related costs	-	(125)	-	(3,338)
Fair value change on equity-linked financial instruments (Note 13)	3,212	(2,157)	9,523	1
Gain (loss) on derivative instruments	7,381	(9,821)	7,288	(31,520)
Foreign exchange gain (loss) and other	256	130	255	(201)
	9,980	(13,990)	13,388	(43,848)
Income (loss) before income taxes and equity loss in joint venture	12,844	(4,445)	10,464	(25,456)
Income tax (expense) recovery	(484)	(62)	2,827	807
Equity loss in joint venture	-	-	-	(701)
Net income (loss) and comprehensive income (loss)	$12,360	$(4,507)	$13,291	$(25,350)

Earnings (loss) per common share – basic (Note 16)	$0.06	$(0.03)	$0.07	$(0.26)
Earnings per common share – diluted (Note 16)	$0.06	-	$0.07	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Weighted average number of common shares outstanding
– Basic (Note 16)	192,754,058	137,106,858	190,308,417	97,976,572
– Diluted (Note 16)	200,798,027	144,555,653	198,232,843	107,516,988

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Shareholders’ Equity
(unaudited)

Thousands of shares and US dollars	Common Shares	Common Stock	Additional Paid-In Capital	Warrants	Accumulated Deficit	Total Shareholders’ Equity
Balance, January 1, 2010	66,050	$202,769	$45,555	$11,579	$(215,083)	$44,820
Shares issued for services	1,940	2,556	-	-	-	2,556
Warrants issued for services	-	-	149	371	-	520
Warrants exercised	2,145	2,145	-	-	-	2,145
Shares issued for cash	15,625	24,497	-	-	-	24,497
Shares cancelled	(15,625)	(24,497)	5,121	-	-	(19,376)
Shares and options issued for business acquisition	60,523	75,049	1,844	-	-	76,893
Shares issued for cash and related compensation warrants	10,000	11,066	-	-	-	11,066
Stock-based compensation	-	-	620	-	-	620
Net loss and comprehensive loss	-	-	-	-	(25,350)	(25,350)
Balance, September 30, 2010	140,658	$293,585	$53,289	$11,950	$(240,433)	$118,391

Shares issued for services	525	822	-	-	-	822
Warrants issued for services	-	-	(4,706)	1,783	-	(2,923)
Options exercised	569	554	-	-	-	554
Warrants exercised	64	76	-	-	-	76
Shares issued for cash and related compensation warrants	40,609	54,688	-	-	-	54,688
Stock-based compensation	-	-	532	-	-	532
Net loss and comprehensive loss	-	-	-	-	(27,933)	(27,933)
Balance, December 31, 2010	182,425	$349,725	$49,115	$13,733	$(268,366)	$144,207

Options exercised (Note 13)	780	941	-	-	-	941
Warrants exercised (Note 13)	11,889	12,538	-	-	-	12,538
Shares issued for contract settlement (Note 13)	1,396	2,303	-	-	-	2,303
Stock-based compensation (Note 13)	-	-	2,627	-	-	2,627
Net income and comprehensive income	-	-	-	-	13,291	13,291
Balance, September 30, 2011	196,490	$365,507	$51,742	$13,733	$(255,075)	$175,907

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Cash Flows
 (unaudited)

	Three months ended		Nine months ended
	September 30		September 30
Thousands of US dollars	2011	2010	2011	2010
Operating activities
Net income (loss) for the period	$12,360	$(4,507)	$13,291	$(25,350)
Non-cash items:
Depreciation and amortization	4,511	3,509	11,928	9,821
Stock-based compensation	808	254	2,627	620
Shares and warrants issued for services	-	-	-	599
Finance costs	837	682	4,005	3,558
Capitalized borrowing costs	(1,174)	-	(2,567)	-
Net change in value of derivative instruments	(7,381)	5,030	(7,288)	26,968
Net change in value of equity-linked financial instruments	(3,212)	2,158	(9,523)	(1)
Deferred income taxes	484	62	(2,827)	(807)
Equity investments in joint venture	-	-	-	589
Other	183	52	180	665
Net change in non-cash operating working capital (Note 17)	(4,241)	(243)	104	1,288
Net cash provided by operating activities	3,175	6,997	9,930	17,950

Investing activities
Property, plant and equipment	(7,580)	(13,113)	(31,675)	(19,163)
Exploration and evaluation expenditures	(4,628)	-	(10,551)	-
Net cash acquired in business acquisition	-	-	-	15,426
Restricted cash, certificates of deposit and other assets	4,592	1,184	11,553	(9,937)
Net cash used in investing activities	(7,616)	(11,929)	(30,673)	(13,674)

Financing activities
Proceeds on issuance of convertible debentures	-	-	47,585	-
Proceeds on issuance of other shares and warrants	-	12,497	-	36,994
Proceeds from exercise of warrants and options	4,275	-	13,479	2,145
Repayment of debt	(2,435)	(5,918)	(28,569)	(36,464)
Net cash provided by financing activities	1,840	6,579	32,495	2,675

Effect of exchange rate changes on cash	(1,776)	164	(1,390)	(412)

(Decrease) increase in cash	(4,377)	1,811	10,362	6,539
Cash, beginning of period	21,164	4,728	6,425	-
Cash, end of period	$16,787	$6,539	$16,787	$6,539
Supplemental cash flow information:
Interest paid	$2,135	$1,419	$3,274	$4,916
Income taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD) and NYSE Amex Equities Exchange (NYSE Amex:BRD).

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in the Americas.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation were followed in the preparation of these condensed consolidated interim financial statements as were followed in the preparation of the condensed consolidated interim financial statements for the three month period ended March 31, 2011. In addition, the condensed consolidated interim financial statements for the three month period ended March 31, 2011 contain certain incremental annual International Financial Reporting Standards (“IFRS”) disclosures not included in the annual financial statements for the year ended December 31, 2010 prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Accordingly, these condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2011 should be read together with the annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with US GAAP, as well as the condensed consolidated interim financial statements for the three month period ended March 31, 2011.

These statements have been prepared using the historical cost basis, except for certain financial instruments as described in Note 18.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures.  IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets.  IFRS 11 now only differentiates between joint operations and joint ventures.  A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement.  The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

The requirements relating to separate financial statements in IAS 27 are unchanged in the amended IAS 27.  The other portions of IAS 27 are replaced by IFRS 10.  IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) is amended to conform with changes in IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of these new standards on the Company’s financial assets and financial liabilities.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces existing IFRS guidance on fair value with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

4.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

a)	December 31, 2010

Subsequent to the release of the December 31, 2010 annual consolidated financial statements, management identified that a component of the warrants issued by the Company as part of the October 19, 2010 equity offering was not appropriately reflected in the Company’s December 31, 2010 annual consolidated financial statements. The component of the warrants issued as part of the equity offering was not included in the assessment of the fair value of the equity-linked financial instruments at the end of the reporting period. The 2010 comparative figures have been restated as follows:

	December 31, 2010 (As restated)	December 31, 2010 (Previously reported)
Equity-linked financial instruments	$17,503	$12,260
Additional paid-in capital	49,115	53,821
Accumulated deficit	(268,366)	(267,829)
Fair value change in equity-linked financial instruments	(4,576)	(4,039)

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	March 31, 2011

Subsequent to the release of the March 31, 2011 condensed consolidated interim financial statements, management identified that the accrued long-term liability associated with the flow-through shares was not extinguished when the tax benefit associated with the flow-through shares was renounced in the three months ended March 31, 2011. As a result, the March 31, 2011 figures have been restated as follows to reflect the renouncement and extinguishment of the liability:

	March 31, 2011 (As restated)	March 31, 2011 (Previously reported)
Accrued long-term liabilities	$386	$2,296
Accumulated deficit	(263,681)	(265,591)
Income taxes	3,055	1,145
Net income	4,685	2,775
Earnings per share - basic	0.03	0.02
Earnings per share - diluted	0.02	0.01

5.	RESTRICTED CASH AND RESTRICTED CERTIFICATES OF DEPOSIT

Restricted cash and restricted certificates of deposit are as follows:

	September 30	December 31
	2011	2010
Restricted cash, current
Project Facility	$-	$5,194
Unexpended flow-through funds	2,559	11,185
	$2,559	$16,379
Restricted certificates of deposit, non-current
Site closure obligations – Black Fox	$19,334	$18,028

a)	Project Facility

Project Facility restricted cash represents cash on deposit held in restricted accounts which required approval from the Project Facility lender prior to use.  On March 23, 2011, the Project Facility was fully repaid.

b)	Unexpended Flow-Through Funds

Unexpended flow-through funds represent funds received through flow-through share offerings which are unexpended at the consolidated balance sheet dates which the Company considers to be restricted cash.

c)	Site Closure Obligations – Black Fox

Restricted certificates of deposit represent funds pledged to the Ontario Ministry of Northern Development, Mines and Forestry (“MNDMF”) to meet the bonding requirements for the site closure obligations of the Black Fox Mine and Mill.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

6.	INVENTORIES

Inventories consist of:

	September 30	December 31
	2011	2010
Current portion of inventory
Doré	$1,122	$3,273
In-circuit gold	2,875	1,589
Stockpiled ore	672	3,427
Material and supplies	1,759	1,474
	6,428	9,763
Long-term stockpiled ore	2,943	3,338
	$9,371	$13,101

There were no inventory write-downs for stockpiled ore during the three or nine months ended September 30, 2011 (2010 - $0.3 and $0.8 million).  There were no reversals of write-downs during the period.

7.	INVESTMENTS

Investments consist of:

	September 30	December 31
	2011	2010
Notes receivable (current)	$3,440	$3,440
Auction rate securities (non-current)	-	1,036
	$3,440	$4,476

On February 1, 2010, the Company sold its 50% interest in an equity accounted joint venture for consideration which included notes receivable. The notes receivable bear interest at a rate of 8% per annum. In June 2011, the Company agreed to extend the due dates of the notes receivable to October 31, 2011 in exchange for payment of accrued interest earned to date of $1.0 million.  In October 2011, the Company agreed to further extend the due date to November 30, 2011 in exchange for payment of $0.2 million.

On September 12, 2011, the Company sold its auction rate securities for proceeds of $0.9 million.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Cost
As at December 31, 2010	$98,309	$86,425	$70,368	$8,425	$263,527
Additions	9,912	34,805	693	10,551	55,961
Disposals	(916)	-	(52)	-	(968)
Reclassification to assets held for sale	(98)	(4,928)	-	-	(5,026)
As at September 30, 2011	$107,207	$116,302	$71,009	$18,976	$313,494

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Accumulated depreciation
As at December 31, 2010	$15,681	$5,370	$1,064	$-	$22,115
Depreciation expense	8,765	5,884	436	-	15,085
Disposals	(790)	-	-	-	(790)
Reclassification to assets held for sale	(87)	-	-	-	(87)
As at September 30, 2011	$23,569	$11,254	$1,500	$-	$36,323

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Net carrying value
As at September 30, 2011	$83,638	$105,048	$69,509	$18,976	$277,171
As at December 31, 2010	$82,628	$81,055	$69,304	$8,425	$241,412

As at September 30, 2011, the Company did not identify any indicators of impairment.

During the three and nine months ended September 30, 2011, $1.2 million and $2.6 million (2010 - $nil and $nil) of borrowing costs associated with qualifying assets were capitalized within property, plant and equipment. The applicable capitalization rate for the three and nine months ended September 30, 2011 was 11.5%.

The carrying value of property, plant, and equipment under finance leases at September 30, 2011 was $28.4 million (December 31, 2010 - $25.2 million).

The Company has made commitments to acquire property, plant and equipment totaling $24.4 million at September 30, 2011 (December 31, 2010 - $22.3 million).

During the three and nine months ended September 30, 2011, $8.8 million and $13.1 million (2010 - $nil and $nil) of revenue was credited to mining properties and development costs related to the sale of underground ore as the underground mine had not reached commercial production during the quarter.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

9.	ASSETS HELD FOR SALE

During 2011, the Company commenced a program to divest of its exploration and evaluation assets located in the Dominican Republic.  During the three months ended September 30, 2011, the Company signed an agreement relating to the sale of these assets. The assets held for sale are measured at the lower of carrying value and fair value less costs to sell. The Dominican Republic assets held for sale are classified as current as the transaction is expected to close within the next twelve months.

	September 30	December 31
	2011	2010
Plant and equipment	$11	$-
Mineral rights	4,928	-
	$4,939	$-

10.	LONG-TERM DEBT

	September 30	December 31
	2011	2010
Senior Unsecured Convertible Debentures	$32,840	$-
Project Facility	-	20,738
Finance lease liabilities	21,930	23,659
Notes payable and other	-	1,007
Total debt	$54,770	$45,404

Current	$8,390	$29,525
Non-current	46,380	15,879
	$54,770	$45,404

a)	6.5% Senior Unsecured Convertible Debentures

On March 23, 2011, the Company issued 50,000 senior unsecured Convertible Debentures (“the Debentures”) in the aggregate principal amount of $50.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated March 23, 2011 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 6.5% per annum and are convertible by the holders into common shares of the Company at any time at a conversion price of $2.45 per common share. The Debentures do not allow for forced conversion by the Company prior to March 31, 2014 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

Interest is payable in arrears in equal semi-annual installments on March 31 and September 30 in each year. The Debenture Indenture provides that in the event of a change in control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the holders are entitled to receive an additional number of common shares as defined in the Debenture Indenture.  The Debentures are unsecured and subordinate to any secured indebtedness incurred subsequent to the issue of the Debentures.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Debentures are classified as a hybrid financial instrument for accounting purposes as a result of the holder conversion option. The conversion option is accounted for as a derivative liability and was therefore measured at fair value on initial recognition. The conversion option is re-measured at fair value through the Statement of Operations and Comprehensive Income at the end of each reporting period.  At September 30, 2011, the fair value of the derivative liability was $9.6 million (2010 - $nil). The change in fair value has resulted in gains of $7.4 million and $7.3 million, which were recorded in income for the three and nine months ended September 30, 2011, respectively (2010 - $nil and $nil). The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

b)	Project Facility

On March 23, 2011, the Project Facility was repaid in full.

11.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	September 30	December 31
	2011	2010
Balance, beginning of period	$5,307	$5,345
Accretion	617	646
Changes in estimate and foreign exchange	580	(684)
Balance, end of period	$6,504	$5,307

The Company’s operations are subject to reclamation and closure requirements.  The Company estimates the accrued site closure costs and reconciles balances recorded to legal and regulatory requirements.

As of September 30, 2011, the undiscounted obligation associated with the site closure costs relating to the Black Fox mine and mill  is $15.7 million (December 31, 2010 - $13.5 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 13% (December 31, 2010 - 13%).

12.	DEFERRED REVENUE

On November 9, 2010, the Company entered into an agreement (the “Agreement”) to sell a portion of future gold production from the Black Fox Mine and a portion of the adjoining Pike River property (the “Black Fox Extension”) for an upfront payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London p.m. fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered. The Company commenced sales under this Agreement on January 1, 2011.

Under the terms of the Agreement, the upfront payment is reduced by the difference between the market price of gold on the business day prior to the date of gold delivery and the Fixed Price of the gold multiplied by the total ounces of gold delivered (the “Uncredited Balance”). If after the term of the Agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance.  The Company recorded the upfront payment as deferred revenue.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The Company has the option until January 1, 2013, to reduce the gold payable of future gold production from the Black Fox Mine by increments of 1% by making a payment of $6.1 million to a maximum 6% reduction from the Black Fox Mine and 4.5% reduction from the Black Fox Extension for $36.6 million.

During the three and nine months ended September 30, 2011, the Company recorded revenue of $2.2 million and $4.7 million, respectively, related to the Agreement. At September 30, 2011, the remaining deferred revenue balance was $53.8 million, with $7.1 million recorded as current (December 31, 2010 - $56.3 million with $6.2 million recorded as current).

13.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of
	shares	Amount
Outstanding, December 31, 2010	182,424,828	$349,725
Exercise of options	779,799	941
Exercise of warrants	11,888,924	12,538
Shares issued for contract settlement	1,396,134	2,303
Outstanding, September 30, 2011	196,489,685	$365,507

b)	Warrants

The following reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective periods:

Number of warrants and shares issuable upon exercise
Balance, December 31, 2010	49,512,235
Exercised	(11,888,924)
Expired	(5,853,728)
Balance, September 30, 2011	31,769,583

Warrants issued with Canadian dollar exercise prices

Warrants with exercise prices denominated in a currency other than the Company’s functional currency are derivatives. The Company has classified warrants issued with Canadian dollar exercise prices as derivative liabilities and therefore is required to measure these warrants at fair value.

The fair value of warrants issued with Canadian dollar exercise prices is determined using the Black-Scholes option pricing model for warrants not traded on open markets or the quoted market value for warrants which are traded on open markets.  Upon exercise, the fair value of warrants included in derivative liabilities is reclassified to equity.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

There were no warrants issued during the three or nine months ended September 30, 2011. The fair value of warrants issued during 2010 was determined using the Black-Scholes option pricing model. The weighted average assumptions for those warrants include a risk free interest rate of 1.9%, expected life of 2 years, expected volatility of 65% and expected dividend per share of $nil. The Company has used historical volatility to estimate the volatility of the share price.

The following table summarizes information relating to warrants outstanding as at September 30, 2011:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
June 25, 2010	891,316	1.571	November 19, 2011
July 24, 2008	612,099	2.400	July 24, 2012
July 29, 2010	630,000	1.400	July 29, 2012
October 19, 2010	1,714,041	1.500	October 19, 2012
December 10, 2008	5,326,782	0.884	December 10, 2012
February 20, 2009	6,709,028	1.008	February 20, 2013
June 25, 2010	7,121,592	2.192	November 19, 2014
October 19, 2010	8,764,725	2.190	November 19, 2014
	31,769,583

c)	Stock Option Plan

The Company has a stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the mean between the reported high and low sales price of a common share of the Company on the date that the option is granted.  Options vest over two or three years and have a 5-year to 10-year contractual term, unless otherwise determined by the Company’s Board of Directors.  The number of common shares reserved for issuance and made available to the Board for granting of options shall not exceed 10% of the issued and outstanding common shares, provided that in any fiscal year the Company shall limit the number of options granted to a maximum of 3.33% of its issued and outstanding common shares at the beginning of the fiscal year such that the maximum is based on the number of common shares outstanding at the previous fiscal year end.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model.  The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected term of the option award and stock price volatility.  These assumptions involve inherent uncertainties and the application of management judgment. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior.  Expected volatility is based on the historic volatility of the Company’s stock. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

During the three and nine month periods ended September 30, 2011 there were 3,340,000 and 5,650,250 options granted. The weighted average assumptions for grants in the three and nine month periods ended September 30, 2011 include a risk free interest rate of 2.1%, expected life of 4.3 years, expected volatility of 72% and expected dividend per share of $nil. The weighted average fair value of the options granted was $0.87.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following reconciles the stock options outstanding at the beginning and end of the respective periods:

	September 30, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	10,368,944	$1.65	2,898,593	$2.55
Granted	5,650,250	1.52	4,953,179	1.27
Granted in connection with business acquisition	-	-	3,448,746	1.25
Forfeited	(1,722,449)	2.76	(362,605)	1.90
Exercised	(779,799)	1.22	(568,969)	1.00
Balance, end of period	13,516,946	$1.42	10,368,944	$1.65

The following table summarizes information relating to outstanding and exercisable stock options at September 30, 2011:

Exercise prices		Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 - $1.00		2.4	1,023,387	$0.73	1,023,387	$0.73
$1.00 - $1.50		3.6	5,951,348	1.19	2,678,050	1.12
$1.50 - $2.00		4.5	5,014,553	1.52	225,722	1.64
$2.00 - $2.50		1.6	1,219,778	2.12	1,194,778	2.12
$2.50	+	1.8	307,880	3.90	307,880	3.90
		3.6	13,516,946	$1.42	5,429,817	$1.45

At September 30, 2011, the intrinsic value of the stock options outstanding was $1.0 million (December 31, 2010 - $6.8 million) and the intrinsic value of the stock options that were exercisable was $1.0 million (December 31, 2010 - $2.8 million).

d)	Stock-based Compensation Expense

The total share-based payment expense recognized in the Statement of Operations and Comprehensive Income for the three and nine months ended September 30, 2011 is $0.8 million and $2.6 million, respectively, (2010 - $0.2 million and $0.6 million).

14.	EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan for all employees. The amounts charged to earnings for the Company’s defined contribution plan for the three and nine month periods ended September 30, 2011 is $0.2 million and $0.4 million, respectively (2010 - $0.1 million and $0.3 million).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

15.	FINANCE COSTS

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Interest and accretion on convertible debentures	$1,446	$116	$3,820	$524
Accretion on accrued site closure costs	206	214	617	566
Amortization of debt discount	-	704	1,263	3,513
Interest on finance leases and other	467	1,065	1,793	3,869
	2,119	2,099	7,493	8,472
Less: capitalized interest	(1,174)	-	(2,567)	-
	$945	$2,099	$4,926	$8,472

16.	EARNINGS (LOSS) PER SHARE

The earnings and weighted average number of common shares used in the calculation of basic earnings (loss) per share are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Net income (loss)	$12,360	$(4,507)	$13,291	$(25,350)
Weighted average number of shares outstanding, basic	192,754,058	137,106,858	190,308,417	97,976,572
Dilutive securities:
Options	2,423,754	1,229,061	2,364,530	1,699,638
Warrants	5,620,215	6,219,734	5,559,896	7,840,778
Weighted average number of shares outstanding, diluted	200,798,027	144,555,653	198,232,843	107,516,988
Basic earnings (loss) per share	$0.06	$(0.03)	$0.07	$(0.26)
Diluted earnings per share	$0.06	-	$0.07	-

For the three and nine month periods ended September 30, 2011, shares issuable on exercise of share options and warrants totaling 18,115,822 (2010 – 19,040,066 and 17,324,867), respectively and on conversion of the convertible debentures totaling 20,408,163 (2010 – nil) were excluded in the calculation of diluted earnings per share as their effect would have been anti-dilutive.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items for the three and nine months ended September 30 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Accounts receivable and other	$264	$(1,692)	$789	$(1,455)
Prepaids	(986)	(423)	(423)	(583)
Inventories	(3,287)	(3,641)	3,463	(4,822)
Accounts payable	2,336	4,550	(51)	5,663
Accrued liabilities	(1,398)	963	(1,153)	2,485
Deferred revenue	(1,170)	-	(2,521)	-
	$(4,241)	$(243)	$104	$1,288

Non-cash transactions for the three and nine months ended September 30 that are not reflected in the Consolidated Statements of Cash Flows are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
Increase in prepaid assets due to financing	$-	$152	$-	$1,232
Increase in additional paid-in capital from the cancellation of issued common shares	-	-	-	5,121
Depreciation capitalized	1,264	-	3,373	-
Equipment purchases under finance lease	-	1,988	5,915	4,593
Shares issued for contract settlement and payment of departing officers	-	1,517	2,303	1,517

18.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.  There were no changes in the Company’s overall capital management approach during the period.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	Fair Values of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Cash	$16,787	$16,787	$6,425	$6,425
Restricted cash	2,559	2,559	16,379	16,379
Accounts receivable and other	2,436	2,436	3,379	3,379
Investments	3,440	3,440	4,476	4,476
Restricted certificates of deposit	19,334	19,334	18,028	18,028
Accounts payable	15,249	15,249	15,752	15,752
Accrued liabilities	4,109	4,109	9,235	9,235
Derivative instrument	9,582	9,582	-	-
Borrowings
Current	8,390	8,390	29,525	30,787
Long-term	46,380	66,125	15,879	15,879
Equity-linked financial instruments	7,978	7,978	17,503	17,503

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk.  Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, restricted cash, restricted certificates of deposit, accounts receivable and notes receivable in the ordinary course of business.  The Company’s maximum exposure to credit risk is represented by the carrying amount of the Company’s cash, restricted cash, restricted certificates of deposit, accounts receivable and notes receivable.  Cash, restricted cash and restricted certificates of deposit are placed with high-credit quality financial institutions. The Company sells its gold production exclusively to large international organizations with strong credit ratings.  The balance of accounts receivable owed to the Company in the ordinary course of business is not significant.  The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity.  There are no material financial assets that the Company considers to be past due.

The Company is not exposed to significant credit risk.  The Company’s credit risk has not changed significantly from December 31, 2010.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets.  The Company has not recorded an impairment on any of the Company’s financial assets during the three and nine months ended September 30, 2011.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.  The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change.  These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets.  As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

Trade payables and accrued liabilities are paid in the normal course of business generally according to their terms.  The Company’s overall liquidity risk has decreased from the prior year as a result of the repayment of the Black Fox Project Facility and issue of $50 million in Convertible Debentures.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

						December 31,
	Payments due by period as of September 30, 2011					2010
	Within 1 year	1-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$18,954	$404	$-	$-	$19,358	$24,987
Long-term debt	8,390	13,540	32,840	-	54,770	45,404
Operating lease obligations	504	430	-	-	934	1,441
Contractual commitments	17,726	6,233	470	-	24,429	22,315
	$45,574	$20,607	$33,310	$-	$99,491	$94,147

g)	Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include Canadian dollar cash, restricted cash, restricted certificates of deposit, accounts payable and accrued liabilities.  For the three and nine months ended September 30, 2011, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $0.4 million and $1.5 million for a 10% increase or decrease in the Canadian dollar.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

h)	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As of September 30, 2011, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at an annual rate of 6.5%. The weighted average interest rates paid by the Company on its outstanding borrowings during the three and nine month periods ended September 30, 2011 was 7.0% and 7.0%, respectively (2010 – 7.3% and 7.3%).

For the three and nine months ended September 30, 2011, a 100 basis point increase or decrease in interest rates would have impacted net income by $nil and $0.4 million, respectively, on the amount of interest expense recorded during those periods. There was no impact on the three months ended September 30, 2011 as the Company did not have any variable rate debt during the period.

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold.  Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control.  The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts.  The Company is currently an unhedged gold producer and does not have any option, future or forward contracts.

j)	Fair Value Measurements Recognized in the Condensed Consolidated Interim Statement of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

At September 30, 2011 the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the Statement of Financial Position at fair value are categorized are as follows:

	Level 1	Level 2	Level 3
	Input	Input	Input
Cash and restricted cash	$19,346	$-	$-
Restricted certificates of deposit	19,334	-	-
Equity-linked financial instruments	7,978	-	-
Conversion option on convertible debt	-	9,582	-
Investments	-	-	3,440
	$46,658	$9,582	$3,440

There were no transfers between Level 1 and 2 in the period. The fair value of the Level 1 equity-linked financial instruments is based on quoted market prices.  The fair value of the Level 2 equity-linked financial instruments and the conversion option on convertible debt is determined using a Black-Scholes model based on assumptions that are supported by observable market conditions. Investments are valued using Level 3 inputs pertaining to the valuation of the property securing the notes.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

19.	OPERATING LEASE ARRANGEMENTS

Future minimum lease payments under non-cancellable operating leases are as follows:

	September 30	December 31
	2011	2010
Less than 1 year	$504	$656
Between 1 and 5 years	430	785
More than 5 years	-	-
	$934	$1,441

20.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties.  Additionally, the Company owns the Goldfields development project in Canada and other exploration properties in Mexico (Ixhuatán and Huizopa) and the Dominican Republic.

The Company sells all gold produced to two customers.  The Company is not economically dependent on these customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

The following are the operating results by segment:

	Three months ended September 30, 2011
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$19,282	$-	$-	$-	$19,282
Direct operating costs	9,494	-	-	-	9,494
Depreciation and amortization	4,498	-	-	13	4,511
Corporate administration	-	-	-	2,413	2,413
Income (loss) from operations	5,290	-	-	(2,426)	2,864
Finance costs	945	-	-	-	945
Expenditures on property, plant and equipment	$11,797	$1,341	$12	$51	$13,201
Assets held for sale	$-	$-	$4,939	$-	$4,939

	Nine months ended September 30, 2011
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$50,748	$-	$-	$-	$50,748
Direct operating costs	31,078	-	-	-	31,078
Depreciation and amortization	11,880	-	-	48	11,928
Corporate administration	-	-	-	10,666	10,666
Income (loss) from operations	7,790	-	-	(10,714)	(2,924)
Finance costs	4,926	-	-	-	4,926
Expenditures on property, plant and equipment	$48,749	$2,737	$43	$106	$51,635
Assets held for sale	$-	$-	$4,939	$-	$4,939

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Three months ended September 30, 2010
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$23,679	$-	$-	$-	$23,679
Direct operating costs	7,386	-	-	-	7,386
Depreciation and amortization	3,493	-	-	16	3,509
Corporate administration	-	-	-	3,239	3,239
Income (loss) from operations	12,800	-	-	(3,255)	9,545
Finance costs	1,881	-	-	218	2,099
Expenditures on property, plant and equipment	$9,676	$-	$-	$31	$9,707

	Nine months ended September 30, 2010
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$63,468	$-	$-	$-	$63,468
Direct operating costs	25,998	-	-	-	25,998
Depreciation and amortization	9,793	-	-	28	9,821
Corporate administration	-	-	-	9,257	9,257
Income (loss) from operations	27,677	-	-	(9,285)	18,392
Finance costs	7,536	-	-	936	8,472
Expenditures on property, plant and equipment	$14,689	$-	$-	$113	$14,802

	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Total assets at September 30, 2011	$246,757	$49,602	$19,050	$21,841	$337,250
Total assets at December 31, 2010	$206,713	$46,865	$23,048	$27,402	$304,028

21.	SUBSEQUENT EVENTS

Subsequent to quarter end, regulatory approval was received for the sale of the Ixhuatán property in Chiapas, Mexico. The Company received the first cash payment and shares of Cangold as outlined in the option agreement. Cangold will be required to make additional payments during the option period and the transaction will not close for a minimum of 24 months.

Subsequent to quarter end the Company agreed to extend the repayment of the Notes receivable referred to in Note 7 to November 30, 2011 in exchange for payment of $0.2 million.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

22.	TRANSITION TO IFRS

The Company’s consolidated financial statements for the year ending December 31, 2011 will be the Company’s first set of annual financial statements that comply with IFRS, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS in those financial statements.  The Company will make this statement when it issues its December 31, 2011 annual financial statements. The current interim period condensed consolidated interim financial statements have been prepared in compliance with IAS 34.

IFRS 1 requires that comparative financial information be provided.  As a result, the Company has applied IFRS as of January 1, 2010.  IFRS requires first-time adopters to retrospectively apply all IFRS’s that will be in effect at its December 31, 2011 reporting date. However, IFRS 1 provides for certain optional and certain mandatory exceptions for first-time adopters.  The Company has applied certain of these exemptions to its opening Statement of Financial Position dated January 1, 2010.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

A reconciliation of the impact of the transition from US GAAP to IFRS on the Company’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables:

Reconciliation of assets, liabilities and shareholders’ equity as at September 30, 2010:

	Notes	US GAAP	Effect of IFRS Transition	IFRS

Assets
Current assets
Cash		$6,539	$-	$6,539
Restricted cash		14,070	-	14,070
Accounts receivable and other		3,145	-	3,145
Prepaids		1,267	-	1,267
Inventories	a	9,846	(496)	9,350
Total current assets		34,867	(496)	34,371
Long-term inventories	a	4,410	(136)	4,274
Long-term investments		4,476	-	4,476
Property, plant and equipment	a,b,d	184,914	37,357	222,271
Restricted certificates of deposit		17,426	-	17,426
		$246,093	$36,725	$282,818
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		$12,452	$-	$12,452
Accrued liabilities		4,136	-	4,136
Derivative instruments		22,716	-	22,716
Current portion of long-term debt		20,504	-	20,504
Total current liabilities		59,808	-	59,808
Accrued long-term liabilities	f	769	1,061	1,830
Derivative instruments		41,672	-	41,672
Long-term debt		35,811	-	35,811
Equity-linked financial instruments	e	29,041	(20,554)	8,487
Accrued site closure costs		7,110	-	7,110
Deferred tax liability	f	11,158	(1,449)	9,709
Total liabilities		185,369	(20,942)	164,427
Shareholders’ Equity
Common stock		293,585	-	293,585
Additional paid-in capital		53,289	-	53,289
Warrants	e	-	11,950	11,950
Accumulated deficit	a,b,d,e,f	(286,150)	45,717	(240,433)
Total shareholders’ equity		60,724	57,667	118,391
Total liabilities and shareholders’ equity		$246,093	$36,725	$282,818

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of loss and comprehensive loss for the three months ended September 30, 2010:

	Notes	US GAAP	Effect of IFRS Transition	IFRS
Revenue from the sale of gold		$23,679	$-	$23,679

Operating expenses
Direct operating costs	d	8,480	(1,094)	7,386
Depreciation and amortization	a,b,f	2,734	775	3,509
Corporate administration		3,095	-	3,095
Exploration and business development	a	2,027	(1,883)	144
		16,336	(2,202)	14,134
Income from operations		7,343	2,202	9,545
Other income (expenses)
Interest income		82	-	82
Finance costs		(2,099)	-	(2,099)
Acquisition related costs		(125)	-	(125)
Fair value change on equity-linked financial instruments	e	(7,667)	5,510	(2,157)
Loss on derivative instruments		(9,821)	-	(9,821)
Foreign exchange gain and other		130	-	130
		(19,500)	5,510	(13,990)
Loss before income taxes and equity loss in joint venture		(12,157)	7,712	(4,445)
Income taxes	f	-	(62)	(62)
Equity loss in joint venture		-	-	-
Net loss and comprehensive loss		$(12,157)	$7,650	$(4,507)

Loss per common share – basic and diluted		$(0.09)		$(0.03)

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of loss and comprehensive loss for the nine months ended September 30, 2010:

	Notes	US GAAP	Effect of IFRS Transition	IFRS

Revenue from the sale of gold		$63,468	$-	$63,468

Operating expenses
Direct operating costs	d	26,738	(740)	25,998
Depreciation and amortization	a,b,f	10,224	(403)	9,821
Corporate administration		8,725	-	8,725
Exploration and business development	a	3,724	(3,192)	532
		49,411	(4,335)	45,076
Income from operations		14,057	4,335	18,392
Other income (expenses)
Interest income		195	-	195
Finance costs		(8,472)	-	(8,472)
Loss on modification of debentures		(513)	-	(513)
Acquisition related costs		(3,338)	-	(3,338)
Fair value change on equity-linked financial instruments	e	4,227	(4,226)	1
Loss on derivative instruments		(31,520)	-	(31,520)
Foreign exchange loss and other		(201)	-	(201)
		(39,622)	(4,226)	(43,848)
Loss before income taxes and equity loss in joint venture		(25,565)	109	(25,456)
Income taxes	f	869	(62)	807
Equity loss in joint venture		(701)	-	(701)
Net loss and comprehensive loss		$(25,397)	$47	$(25,350)

Loss per common share – basic and diluted		$(0.26)		$(0.26)

Reconciliation of consolidated statement of cash flows

The transition to IFRS did not have a significant impact on the Company’s Consolidated Statement of Cash Flows for the period ended September 30, 2010. The transition adjustments recognized in the Statement of Financial Position and Statement of Operations and Comprehensive Income (Loss) have resulted in reclassifications of various amounts on the Statement of Cash Flows. However, there were no significant changes to the total operating, financing or investing cash flows, therefore a reconciliation has not been prepared.

The IFRS transition adjustments that impacted the Company’s financial statements at September 30, 2010 are as follows:

a) Capitalization of Exploration and Evaluation Expenditures

Under US GAAP, exploration expenditures incurred to locate areas of potential mineralization are expensed as incurred.  Capitalization of these costs is only permitted once the commercial feasibility of the mineral deposits has been established. IFRS permits entities to capitalize or expense exploration costs, subject to certain limits. Under IFRS, the Company will capitalize exploration costs, once the legal right to explore has been established.  This accounting policy choice has been applied retrospectively.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The capitalization of exploration and evaluation costs resulted in an increase to retained earnings of $35.6 million and a decrease to inventory of $0.5 million at September 30, 2010.  Depreciation expense increased by $0.6 million and decreased by $0.5 million and direct operating costs increased by $1.1 million and $1.4 million for the three and nine month periods ended September 30, 2010 while exploration and evaluation expenditures were reduced by $1.9 million and $3.2 million, respectively.

b) Componentization of Property, Plant and Equipment

IFRS requires that each component of an item of property, plant and equipment with a significant cost in relation to the total cost of the item should be depreciated separately, according to its useful life. Under US GAAP, a components approach for depreciation is permitted but not required.

The adjustment to property, plant and equipment and depreciation expense for the three and nine month period ended September 30, 2010 was $0.2 million and $0.4 million, respectively.

c) Borrowing Costs

Both US GAAP and IFRS contain provisions for capitalizing certain borrowing costs associated with qualifying assets. However, there are differences as to which costs qualify for capitalization, the definition of a qualifying asset, and the amounts eligible for capitalization in relation to specific borrowings.

Under US GAAP, capitalized interest relating to the Black Fox underground mine was determined by applying the capitalization rate to the average of the accumulated expenditures relating to the underground mine during 2010. Under IFRS, the proceeds from the flow-through share issuance are deemed to relate specifically to the underground mine. IFRS does not address capitalization of interest associated with equity financing.  Accordingly, under IFRS, the capitalization rate is applied only to expenditures not covered by the flow-through share issuance.

The Company has elected to take the IFRS 1 exemption relating to borrowing costs and apply IAS 23 effective January 1, 2010. Accordingly, there are no adjustments to opening retained earnings or for the period ended September 30, 2010.

d) Stripping Costs

Under US GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. The Company’s policy under IFRS is to capitalize stripping costs during the production phase incurred to access ore that will be mined in future periods as it will provide a future economic benefit. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the related stripping activity.

The Company has determined that certain stripping costs incurred during the production phase at Black Fox should be capitalized as they were incurred to provide access to ore that will be mined in future periods.  The adjustment to increase property, plant and equipment and reduce direct operating costs for the three and nine month period ended September 30, 2010 was $2.2 million and $2.8 million, respectively.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

e) Warrants Issued for Services Received

Under US GAAP, an equity-linked financial instrument is not considered to be indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Company has outstanding warrants that are denominated in Canadian dollars, which differs from the Company’s US dollar functional currency. As a result, these warrants were not considered to be indexed to the Company’s own stock, and were accounted for separately as derivative liability instruments with fair value assessed at each reporting date, rather than as equity instruments.

Under IFRS, warrants to purchase common shares of the Company issued for services received fall within the scope of IFRS 2, rather than IAS 32 Financial Instruments: Presentation (“IAS 32”).  Warrants issued within the scope of IAS 32 will continue to be accounted for as derivative liabilities. Warrants issued for services which fall within the scope of IFRS 2, known as compensation warrants, are accounted for differently under IFRS. IFRS 2 requires that compensation warrants are initially recorded at fair value based on the fair value of the goods or services received.  IFRS also requires that equity settled transactions are classified on the Statement of Financial Position within equity.

The adjustments required for compensation warrants for the period ended September 30, 2010 include a decrease in the liability of $20.6 million which includes a reclassification from equity-linked financial instruments to equity of $11.6 million. The impact on the fair value of the equity linked-financial instruments for the three and nine month periods ended September 30, 2010 was a reduction of a gain of $4.2 million and a reduction of a loss of $5.5 million, respectively.

f) Income taxes

IFRS disallows deferred taxes to be recognized on the initial recognition of an asset or liability that results from a transaction that is not a business combination. There was a reduction in the deferred tax liability and property, plant and equipment balances at September 30, 2010 of $0.4 million related to the reversal of the deferred tax liability associated with the acquisition of the Black Fox Mill as well as a reclassification between the deferred tax liability and accrued liabilities associated with the flow-through shares of $1.1 million.